November 4, 2008

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:                      Intermec, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 3, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed March 27, 2008

Dear Mr. Kronforst:

This communication is in response to your comment letter dated September 26, 2008, regarding
•	the Form 10-K for Fiscal Year Ended December 31, 2007 filed by Intermec, Inc. ("we", "our", "us" or the "Company") on March 3, 2008 (the “Form 10-K”); and
•	the Form 10-K/A for Fiscal Year Ended December 31, 2007 filed by us on March 27, 2008 (the “Form 10-K/A”).

As discussed with Mark Shannon on October 24, 2008, we are still compiling internal information that will enable us to respond to Items 1 and 2 of your comment letter.  Accordingly, this correspondence will serve as a partial response to your comment letter and we respectfully submit this partial response thereto with respect to Items 3 and 4 in your letter.  We plan to submit our response to the remaining items in your letter on Friday, November 7, 2008.  For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

Risk Factors, page 15

3.
We refer to prior comment number 3.  We understand that you have several distributors and contractual arrangements and that no single contract accounted for 10% or more of your revenues in 2007 or 2006.  Your response does not, however, address the fact that losing the customer could result in a decrease in revenues of 10% (or more) or explain the effect any such loss, were it to occur, would have on your results of operations.  In evaluating this disclosure issue when preparing subsequent annual reports, please give appropriate consideration to the effect of the loss of a significant customer on your financial results.

RESPONSE:

As we indicated in our previous response dated August 7, 2008 (“Initial Response”), the customer alluded to as constituting more than 10% of our revenues is ScanSource, Inc. and its affiliates, which are distributors that sell our products to resellers and not end user customers.  We recognize that we did not discuss in our 2007 Form 10-K the potential consequences to our results of operations of the loss of ScanSource and its affiliates as customers.  However, as we indicated in response to comment number 2 in our Initial Response, although the loss of ScanSource or any other significant distributor of our products could have the potential for short-term disruption, we believe that the loss of ScanSource or any other significant distributor as a customer would not have a material adverse effect on our results of operations taken as a whole.  Nevertheless, when preparing our subsequent periodic filings, we will consider the effect of the loss of ScanSource or other significant distributors on our results of operations; and if appropriate, we will discuss specifically the risks associated with of the loss of any such distributor as a customer.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data

Note A.  Significant Accounting Policies

Restatement, page 12

4.
Your response to prior comment number 5 indicates that you believed an Item 4.02 Form 8-K was not required because the error was discovered less than four business days prior to filing your Form 10-K and you prominently disclosed the restatement.  We refer you to Question 101.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/gudiance/8-kinterp.htm.  Note that this guidance clearly states that “all Item 4.01 and Item 4.02 events must be reported on Form 8-K.”

RESPONSE:

Thank you for referring us to Question 101.01 of your Compliance and Disclosure Interpretations related to Exchange Act Form 8-K and for clarifying that information reportable under Item 4.01 and Item 4.02 of Form 8-K must be reported on Form 8-K.  To the extent that a determination is made that previously issued financial statements should no longer be relied upon as described in Item 4.02, we will report such information under Form 8-K rather than Form 10-K or Form 10-Q.

* * * *

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter regarding the Form 10-K or Form 10-K/A, including the financial statements and related matters, please contact Rick Anderson, our Vice President Corporate Controller at (425) 265-2499, or me at (425) 265-2402.

Sincerely,

/s/ Lanny H. Michael
Lanny H. Michael
Senior Vice President, Chief Financial Officer

cc:           Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
Janis L. Harwell, Intermec, Inc., Senior Vice President, General Counsel and Corporate Secretary